Exhibit 99.72

Date: June 5, 2025 News Release: 25-13 Ticker Symbols: TSXV: MOON; OTCQX: BMOOF

BLUE MOON METALS NUSSIR COPPER PROJECT RECEIVES SPECIAL

STRATEGIC PROJECT STATUS FROM THE EUROPEAN UNION

TORONTO, Ontario – June 5th, 2025 – Blue Moon Metals Inc. (“Blue Moon” or the “Company”) (TSXV: MOON; OTCQX: BMOOF), is pleased to announce on June 4, 2025, the European Union (“EU”) Commission designated Blue Moon’s Nussir Project, located in Northern Norway, as a Strategic Critical Raw Material Project. Acting under the provisions of the 2023 EU Critical Raw Materials Act (CRMA), the commission added a total of 13 projects outside of the block to its Strategic projects list. The CRMA seeks to diversify the supply of critical minerals and reduce dependence on China.

Nussir is the first project located in Norway to receive this designation and will benefit from coordinated support by the EU Commission, better access to public and private financing through various funding programs, and political support for the advancement of the project, among other benefits. The selection process included technical, environmental, and social reviews by independent experts to assess compliance with CRMA’s stipulations. Of the 13 global projects added, only the Nussir Project is a primary copper project.

Christian Kargl-Simard, CEO of Blue Moon states; “Being defined as a Critical Raw Material Act Strategic Project is yet another milestone for Nussir and a strong endorsement of the work done to date. This inclusion will open up new opportunities for the Company. We look forward to working together with the EU Commission and our stakeholders to maximize the local and regional benefits of the project, to support Europe’s self-relance for critical mineral supply, and to significantly contribute to the green energy transition in the current geopolitically complex backdrop. We look forward to providing a clean copper supply to Europe for decades to come, especially with one of the cleanest copper concentrates in the world, powered solely from renewable energy sources.”

About Blue Moon

Blue Moon is advancing 3 brownfield polymetallic projects, including the Nussir copper-gold-silver project in Norway, the Blue Moon zinc-gold-silver-copper project in the United States and the NSG copper-zinc-gold-silver project in Norway. All 3 projects are well located with existing local infrastructure including roads, power and historical infrastructure. Zinc and copper are currently on the USGS and EU list of metals critical to the global economy and national security. More information is available on the Company’s website (www.bluemoonmetals.com).

For further information:

Blue Moon Metals Inc.

Christian Kargl-Simard

CEO and Director

Phone: (416) 230 3440

Email: christian@bluemoonmetals.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

This news release includes “forward-looking statements” and “forward-looking information” within the meaning of applicable Canadian and U.S. securities laws. All statements included herein that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking information may in some cases be identified by words such as “will”, “anticipates”, “expects”, “intends” and similar expressions suggesting future events or future performance.

Date: June 5, 2025 News Release: 25-13 Ticker Symbols: TSXV: MOON; OTCQX: BMOOF

We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change. We cannot guarantee that any forward-looking information will materialize and you are cautioned not to place undue reliance on this forward-looking information. Any forward-looking information contained in this news release represents management’s current expectations and are based on information currently available to management, and are subject to change after the date of this news release. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information, the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.

Forward-looking information is provided herein for the purpose of giving information about the Nussir Project and its expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

A comprehensive discussion of other risks that impact Blue Moon can also be found in its public reports and filings which are available at www.sedarplus.ca.